Writer's Direct Dial: (212) 225-2570 E-Mail: jelkoury@cgsh.com
August 2, 2010

VIA FACSIMILE AND EDGAR Mr. John Reynolds Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Coca-Cola FEMSA, S.A.B. de C.V. Registration Statement on Form F-4 File No. 333-168109 Filed July 15, 2010

Dear Mr. Reynolds:

By letter dated July 27, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the registration statement on Form F-4 (the “Registration Statement”) filed on July 15, 2010 by Coca-Cola FEMSA, S.A.B. de C.V. (the “Company”).  This letter provides the Company’s response to the Staff’s comments.  For your convenience, we have reproduced below the Staff’s comments together with our response.

General

1.
We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comment, the Company is providing today to the Commission a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and which includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2570 or my colleague Duane McLaughlin at (212) 225-2106.

Sincerely, /s/ Jaime A. El Koury Jaime A. El Koury

cc:	Carlos Salazar Lomelin
Coca-Cola FEMSA, S.A.B. de C.V.

Duane McLaughlin
Cleary Gottlieb Steen & Hamilton LLP.